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                                                                EXHIBIT (a)(7)



     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated February 14, 1997 and the related Letter of Transmittal and is not being made to nor will tenders be accepted from or on behalf of holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction the securities laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of the Purchaser by the Information Agent or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                                 INNOTECH, INC.

                                       AT

                              $13.75 NET PER SHARE

                                       BY

                             INO ACQUISITION CORP.

                          A WHOLLY OWNED SUBSIDIARY OF

                               JOHNSON & JOHNSON

     INO Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation ("Parent"), is offering to purchase all outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of Innotech, Inc., a Delaware corporation (the "Company"), at $13.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 1997 and in the related Letter of Transmittal (which together constitute the "Offer").

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, MARCH 17, 1997, UNLESS EXTENDED.

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to Monday, March 17, 1997 (x) that number of Shares which, together with the Shares subject to the Stockholder Agreement (as defined below) that shall not have been so tendered, would represent at least a majority of all outstanding Shares (for purposes of this clause (x) only, "Shares" shall be deemed to refer only to Shares outstanding as of the date of the Merger Agreement (as defined below)) and (y) that number of Shares which, together with the Shares subject to the Stockholder Agreement that shall not have been so tendered, would represent at least a majority of the fully diluted Shares as of the date of determination (determined on a fully diluted basis for all outstanding stock options and any other rights to acquire Shares) (the conditions in (x) and (y) collectively, the "Minimum Condition").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 10, 1997 (the "Merger Agreement"), among Parent, the Purchaser and the Company pursuant to which, following the consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"). On the effective date of the Merger, each outstanding Share (other than Shares owned by Parent, the Purchaser or any other subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise
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dissenters' rights under Delaware law) will be converted into the right to receive $13.75 in cash, without interest.

     The Board of Directors of the Company has approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, and recommends that stockholders of the Company accept the Offer and tender their Shares.

     The Purchaser and Parent have also entered into a Stockholder Agreement dated as of February 10, 1997 (the "Stockholder Agreement") with certain stockholders of the Company who beneficially own 3,331,608 outstanding Shares in the aggregate. Under the Stockholder Agreement, those stockholders have agreed to sell all such Shares to the Purchaser for $13.75 per Share in cash if the Minimum Condition is satisfied and the Purchaser shall have accepted Shares for payment under the Offer. Such stockholders may, and at the request of the Purchaser shall, tender their Shares into the Offer. In addition, such stockholders have agreed to vote their Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, and have agreed to vote against any transactions pertaining to such Shares with any person other than pursuant to the terms of the Merger.

     For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in
Section 2 of the Offer to Purchase, (b) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and (c) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid by the Purchaser on the purchase price of the Shares, regardless of any delay in making such payment.

     The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, March 17, 1997 unless and until the Purchaser, in its sole discretion but subject to the terms of the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire. The Purchaser expressly reserves the right, in its sole discretion (but subject to the terms of the Merger Agreement), at any time or from time to time, and regardless of whether or not any of the events set forth in Section 14 of the Offer to Purchase shall have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary. The Purchaser shall not have any obligation to pay interest on the purchase price for tendered Shares in the event the Purchaser exercises its right to extend the period of time during which the Offer is open. There can be no assurance that the Purchaser will exercise its right to extend the Offer (other than as required by applicable law). Any such extension will be followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares.

     Except as otherwise provided below, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Monday, March 17, 1997, or, if the Purchaser shall have extended the period of time during which the Offer is open, the latest time and date at which the Offer, as so extended by the Purchaser, shall expire and, unless theretofore accepted for payment, may also be withdrawn at any time after April 17, 1997. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of

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